EXHIBIT 99.1

Himax Technologies, Inc. Preannounces Preliminary Unaudited Second Quarter 2016 Financial Results

Company Exceeds EPS Guidance

TAINAN, Taiwan, July 05, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today preannounced preliminary unaudited financial results for the three months ended June 30th, 2016. The second quarter revenues and gross margin met at high end of its guidance while EPS exceeded the guidance issued by the Company on May 12, 2016.

  Revenues were $201.1 million, an increase of 11.5% sequentially versus guidance of up 7.5% to 12.5% and an increase of 18.8% year-over-year. Revenue increases in the quarter were attributed to strong sales in the Company’s small and medium-sized driver business. Smartphone driver ICs experienced phenomenal growth due to Chinese end brand customers gaining share from new model launches.

  Gross Margin was 26.1% versus guidance of around 26%. Gross margin decreased 10 basis points sequentially and increased 230 basis points from the same quarter last year. More favorable product mix among SMDDIC products and higher-than-expected engineering fees from AR/VR project engagements enhanced the Company's gross margin.

  GAAP Earnings per Diluted ADS was 11.5 cents, exceeding the Company’s guided range of 8.5 to 10.5 cents. GAAP diluted earnings per ADS increased 51.3% sequentially and increased 125.5% from the same period last year.

The Company remains positive in the outlook of the second half 2016. Full detailed second quarter 2016 financial results will be provided in the conference call in August. The exact date of which will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,878 patents granted and 480 patents pending approval worldwide as of June 30, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
 www.himax.com.tw

Investor Relations - US Representative
Lamnia International, LLC.
John Mattio, CEO
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com